Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Transcript: Clover Assistant Product Demo, hosted by Kumar Dharmarajan, MD

[URL: https://www.youtube.com/watch?v=nwWDQ4y4bEY&feature=youtu.be]

—BEGINS—

Hi my name is Kumar Dharmarajan, I’m a physician, I’m a geriatrician and cardiologist and I am Clover’s Chief Scientific Officer. I’m a user of the Clover Assistant which is our tool that our doctors use when caring for Clover members at the point of care, to improve care and outcomes. It’s also a tool that’s meant to make the lives of doctors easier. We get that doctors have to wade through a large volume of information every day, especially with new patients. Our job, we believe, is to surface the right information to doctors, learn from what you have to tell us about your patient, and together, collaboratively do what you want to do, which is to improve the care and outcomes for the patient.

So what I’m going to do is share my screen. This is the landing page for the Clover Assistant and what I’m gonna do is launch a Clover Assistant visit much in the way that you would launch it or your office staff would. You just click on “prepare for a visit”. You put in today’s date, or the date of service, we’re going make this a telehealth video visit. I’ll be the provider, I’m going to put an ID for a patient. Patient’s date of birth, so two identifiers. The important thing is you don’t have to be the one doing it. When I do this with my own patients I have our office staff do it and they load these visits for me, so it’s not something you have to do while you’re seeing the patient

So it’s going load the visit. And the important thing is why you see this circle happening here it’s not just loading the computer program, it’s actually querying data from our data warehouse to make sure that the information presented is the most updated information. So we’re going to start from top to bottom and the important thing to note is generally this takes about three to five minutes and actually much closer to three, we’ve timed this for tens of thousands of interactions on Clover Assistant with our provider network to date. It’s going take a little bit longer now because I’m just going to walk you through things but just know when you’re doing this with a patient that’s much closer to three minutes and not the ten minutes that we’re going to take.

So we’ll go top to bottom. The first thing is we knew that with COVID many of our doctors seeing our members were not able to go into their office. Some of them told us they didn’t have records with them, they didn’t have access to their EMR for whatever reason. We said no problem, so Clover Assistant essentially allows you to document your full patient encounter, have that count from a Medicare billing perspective, and allows you essentially to get paid for that visit, even if you don’t have access to your EHR. You can document in your EHR; you can say I am documenting it my EHR there, or you can just put in your SOAP note right here. Real easy.

COVID-19. What we wanted to do as a health plan was understand which one of our members have a definite or probable or possible COVID infection because we as a health plan are able to reach out to those members to give them additional services to help tide them through that episode. So you can note here whether your patient’s having COVID- like symptoms and you can also note here whether you would be doing things that might be important for the member in the setting of COVID, like converting all the member’s medications for prescription home delivery as opposed to having your member go out of the home to receive his or her medications or you could say yes; and it will tell you what is the lowest cost option for your patient - [here] CVS Caremark - and there are different ways you could be prescribed to CVS Caremark you could fax to them in this example so it’ll give you exactly the information you need to do mail order, and do it at the lowest price which your patient I’m sure will appreciate.

Diagnoses. The important thing here from a conceptual basis is we want to get information from our doctors. You know your patients best, you know information in many cases that the health plan doesn’t now, so what we want to do is understand from you what you think is going on from a clinical condition perspective, but we’ll give you our information in cases where you may or may not know that a specific condition is present in your patient.

So let’s say you’re seeing a patient for the first time. The patient may or may not have diabetes, so here, we’ll let you know - hey - Diabetes type 2 with diabetic neuropathy was diagnosed by Dr. McPherson in 2018. Diabetes with an ulcer was diagnosed in 2017, the patient is taking Metformin. The patient has had a lab test related to diabetes with glucose value of 244. So right away from this you could say yeah, probably the patient does have type two diabetes with hyperglycemia, peripheral neuropathy, and a history of a skin ulcer. And then you can note, you can confirm that they have diabetes, and say, you know I’m going to treat it with the medications prescribed; you know Metformin, something besides that. So literally what we’re doing is giving you information that can help you understand, if you don’t already, what may be present in the patient. And you can save the diagnosis.

Another example of COPD. This is an example where we’re saying COPD was diagnosed in 2017 by Dr. Sanchez. You might say - hey I don’t agree with that diagnosis - or it may be present but I’m not sure; so you might say I’m not able to confirm that, and I need additional medical records to know that better, and what Clover will do is note that, and it will be in a position to actually send you additional medical information on the patient that you may not already have access to, and the hope is that that additional information will broaden your knowledge of the patient. You still will be in a position to say - hey - does this person have COPD or not, but if the person does based on your judgment after receiving more data we hope that your care plan would incorporate treatment for that condition.

Here it says mental health condition. We’ll tell you - hey - now we have evidence of major depressive disorder, single episode now in remission, diagnosed in 2018, as well as a prescription for some Sertraline in 2018 as well. And you may say based on that, yeah I think the patient does have a major depressive disorder; but what it will do is it will lead you through a pathway where it’ll give you more prompts to help you better categorize that condition. Is it depression that exists now? How severe is that depression? Is it recurrent, is it resolved? So it will say in the past month, has the patient dealt with major stressors? Because that could be an adjustment reaction. We might say no. Has the patient had depression in the past? Yes. And how severe was it? In your opinion you may say it’s moderate, and that’s very helpful to us to help think through other resources we could deliver as a health plan to help you care for the patient. You confirm that, and you’re saying maybe treat with Sertraline and other medications.

And one other example of secondary hyperparathyroidism of renal origin, so you’ll see the patient has chronic kidney disease, right?, based on our data, but because of that, there’s often secondary PTH hyperpara, that develops. And then it will say, you know, secondary hyperparathyroidism of renal origin, and it’ll ask you is that condition present or not, and you might say; I don’t know if it’s present, I’m gonna need a P. T. H. to be ordered and you’ll say - lab results are needed - and in that same way as in the above example where we can give you evidence of COPD we’ll be in a position to send you data that might be relevant to the secondary hyperparathyroidism diagnosis.

On the meds side it’ll give you a sense of all the meds that Clover has evidence of the patient is currently taking, so in this case, Gilmepiride for the diabetes, and it’ll tell you - hey this patient is on a thirty-day prescription for diabetes - we found that if you convert to a hundred-day fill they’re more likely to take their medication; Are you interested in doing that? And you can say yes or no, if you say yes, then you just save it.

Gaps in care. Colorectal cancer screening so in many cases you know the right thing for certain patients of yours is to do a colonoscopy once every ten years; so has this patient had a colonoscopy within the past ten years? And in some cases, you know your patients are going to say no. So you’ll say it is appropriate, but the patient said no, and the patient has refused colonoscopy, well then Clover will say - will you send the patient a fit kit as a stool assay? You can say yeah I will do it, but if you don’t have a fit kit in your office you can just say hey, I want Clover to send my patient a fit kit. You click that, you hit save task, and a fit kit will be in the mail to your patient.

Known clinical recommendations. There are a number of recommendations that could be present based on patients’ conditions, so we’ll just look at one. So given the diabetes, given this patient’s diagnosis of diabetes, that you confirm their age of forty or over. Let’s assume this patient is 40 or over. It’ll say hey - they should probably be on a statin, but it’ll give you not just the information that they should be on a statin at moderate intensity, and they will give you the dose, but they’ll let you know how much these different statins cost your patient, which is critical in maintaining medication adherence obviously, all else being equal, your patients will probably want the medications that are less expensive and so let’s say you’re going to prescribe a medication based on what that insurance has [in their formulary]. And there’s a ton of different clinical recommendations; we’re not going to have time to go through a lot of them, but for conditions like diabetes, coronary disease, CKD, and a number of other conditions are being built out.

And this last one is supportive services. You know as a doctor if your patients have limited life expectancy. We know that the research, in general, says that doctors are very good at determining whether their members are expected to live six, twelve-months, or less. So we asked the question would you be surprised if your patient were to die in the next six to twelve months? If the answer is yes I would be surprised - you’re done. If the answer is no, I wouldn’t be surprised, Clover lets you know that we will offer your patient enhance supportive services for free, and we’re very happy to talk to your patient about resources, end of life planning, other considerations that may be important to him or her; and help you and your patient execute on a care plan that’s consistent with the patient’s values and preferences.

All right and once you’re done all you do is electronically sign and save and you’re done. And I know here we took a number of minutes to go through this but the key point here is that in practice it only takes three to five minutes. Part of the goal in this conversation was to be really thorough and walk you through a number of examples. I run practices that use Clover Assistant thousands of times every week; and for us it’s just a part and parcel of every visit and we believe that it allows us to drive better care for our members, it’s easy to use, we use it at the point of care. You know the really exciting thing to me as a clinician but also as a Clover executive is that we’re really in our infancy when it comes to Clover Assistant. It’s getting better and better all the time so not only is it a tool that we think already can help drive better care and outcomes for patients, it’s something that’s constantly getting better. We’re putting in new information into it, more features that doctors want. Before we go live with anything we talk to doctors about it and vet it, and we really just want to make your ability to provide care for your patients easier and more effective. Thank you for listening to this video.

—ENDS—

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.